CUSIP No. 21839P206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Cord Blood America, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

21839P206

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

1969 SW 17th St.

Boca Raton, FL 33486

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      May 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21839P206

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 381,052,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 381,052,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,052,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.98%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

____________________________

  1 Based on 1,271,052,632 shares of common stock outstanding at May 12, 2015, as reported by the Company on its Form 10-Q for the quarter ended March 31, 2015, filed with the United States Securities and Exchange Commission on May 15, 2015.

CUSIP No. 21839P206

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 164,073,684
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 164,073,684
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,073,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.91%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 76,226,316
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 76,226,316
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,226,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.00%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21839P206

1		NAME OF REPORTING PERSON Pinnacle Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 140,752,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 140,752,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,752,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.07%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSON Pinnacle Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 140,752,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 140,752,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,752,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.07%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 21839P206

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)[X] (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 381,052,632
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 381,052,632
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,052,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.98%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock (“Common Stock”), of Cord Blood America, Inc. (the “Issuer”), with its principal executive offices located at 1857 Helm Drive, Las Vegas, NV 89119.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

Pinnacle Opportunities Fund, LP, a Delaware limited partnership (“Pinnacle Fund”);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”);

Pinnacle Capital Partners, LLC, a Florida limited liability company (“Pinnacle Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of the Red Oak Fund, the Red Oak Long Fund and Pinnacle Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own a portion of the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of the Red Oak Fund, the Red Oak Long Fund, Red Oak Partners, Pinnacle Partners, Pinnacle Fund and David Sandberg is 1969 SW 17th St., Boca Raton, FL 33486.

(d)-(e)

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of cash for securities purchased by the Funds was working capital and totaled $724,000.

Item 4.  Purpose of Transaction.

The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

-

acquire additional Common Stock through open market purchases or otherwise;

-

sell Common Stock through the open market or otherwise; or

-

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 1,271,052,632 shares of common stock outstanding at May 12, 2015, as reported by the Company on its Form 10-Q/A for the quarter ended March 31, 2015, filed with the United States Securities and Exchange Commission on May 15, 2015.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 381,052,632 shares of Common Stock, representing 29.98% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 164,073,684 shares of Common Stock held by the Red Oak Fund, (ii) the 140,752,632 shares of Common Stock held by Pinnacle Fund, and (iii) the 76,226,316 shares of Common Stock held by the Red Oak Long Fund.

Mr. Sandberg beneficially owns 381,052,632 shares of Common Stock, representing 29.98% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 381,052,632 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 164,073,684 shares of Common Stock, representing 12.91% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 140,752,632 shares of Common Stock, representing 11.07% of all the outstanding shares of Common Stock.  Red Oak Long Fund may be deemed to beneficially own 76,226,316 shares of Common Stock, representing 6.00% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 164,073,684 shares of Common Stock held by the Red Oak Fund, (ii) the 140,752,632 shares of Common Stock held by Pinnacle Fund, and (iii) the 76,226,316 shares of Common Stock held by the Red Oak Long Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

The Reporting persons previously held preferred stock (“Preferred Stock”) which was convertible to Common Stock, subject to several conditions including shareholder approval to increase the Issuer’s authorized shares.  On May 7, 2015, a Special Meeting of Shareholders (the “Special Meeting”) was held to allow shareholders to vote on a proposal to increase authorized shares.  The proposal was passed with the required number of votes.  On May 14, 2015, the Issuer’s transfer agent executed the conversion of Preferred Stock to 381,052,632 shares of Common Stock.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The relationships between Mr. Sandberg, Red Oak Partners and the Funds are described above under Item 2.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2015

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE CAPITAL PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE OPPORTUNITIES FUND, LP

By:

PINNACLE CAPITAL PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

1